SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 29, 2004

(Commission File No. 1-13546)

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosure: STMicroelectronics N.V.’s Third quarter of 2004:

•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes for the three months and nine months ended September 25, 2004; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months and nine months ended September 25, 2004 and Notes thereto included elsewhere in this Form 6-K. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “—Critical Accounting Policies Using Significant Estimates”, “—Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements, in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”, included in our annual report on Form 20-F for the year ended December 31, 2003 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on May 4, 2004 (the “Form 20-F”), as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires us to make estimates and assumptions that have a significant impact on the results we report in our consolidated financial statements. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when the rights and risks of ownership of the goods are passed to our customers, which usually occurs at the time of shipment. We determine the amount of reported revenues based on certain judgments or estimates and this amount of reported revenue may vary if we elect to make different judgments or estimates. A portion of our sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on hand under certain circumstances. Provisions are made at the time of sale for estimated product returns and price protection, which may occur under the contractual terms agreed with these customers. These provisions are based on the latest historical data and expected evolution of market prices. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers return our products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. We analyze the status of product returns and record provisions accordingly.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends. In the third quarter of 2004 we recorded a provision of 1.0% of total receivables, which is equivalent to the provision recorded in 2003 and in the first half of 2004. In addition, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At September 25, 2004, the value of goodwill amounted to $260 million.

Impairment of goodwill. Since January 1, 2002, goodwill acquired in business combinations has no longer been amortized and is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. We define our reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 29 of the year-end 2003 consolidated financial statements included in our Form 20-F (“Consolidated Financial Statements” and in “Results of Operations—Segment information” in this Form 6-K). Potential impairment exists when the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit and allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of semiconductor market evolution, our sales expectations and our costs evaluations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill.

Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In assessing recoverability, we estimate the fair value by calculating the expected discounted future cash flows associated with the intangible assets and compare this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair market value. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of fair market valuation, including: the applicable industry’s sales volume forecast and selling price evolution, our market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. At September 25, 2004, the value of intangible assets subject to amortization amounted to $306 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which can quickly become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.

We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We assess the carrying value of our property, plant and equipment whenever changes in circumstances indicate their carrying amount may not be recoverable. In assessing recoverability, we estimate the expected future cash flows associated with the tangible asset or group of assets and compare this to their carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling prices and the adoption of new technologies. Potential impairment exists when the carrying value of a tangible asset exceeds the future discounted cash flows expected to be generated by the use of the asset and its eventual disposition. In such case, an impairment charge is recognized for the excess of the carrying value over the fair value. We mainly use the discounted expected cash flow technique to estimate fair value. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants.

Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; cost is therefore dependent on our manufacturing performance. In case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but charged directly to cost of sales.

The valuation of inventory requires us also to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence and excess inventory are estimated based on order backlog and the previous quarter’s sales and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory write-down charges, which would have a negative impact on our gross margin.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us to develop formalized plans for the exiting or disposing of certain activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for ongoing benefit arrangements such as severance and outplacement costs, and other restructuring costs meeting the criteria for a liability as described above. Given the significance of, and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we are operating in a highly cyclical industry, we continue to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities were to be taken, we may be required to incur additional charges as well as to change estimates and timing of amounts previously recorded. The potential impact of these changes could have a material adverse effect on our results of operations or financial condition. In the third quarter of 2004, the amount of restructuring charges and other related closure pre-tax costs amounted to $12 million. Through the period ended September 25, 2004, we have incurred approximately $262 million of the expected $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and we are expecting to incur the remaining $88 million in the next several quarters.

Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statements purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood to recover our deferred tax assets. If recovery is not likely, we are required to increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As of September 25, 2004, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, in our estimates of the valuation allowance or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether and to the extent that additional taxes will be due. If we ultimately determine that payment of the amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

Patent and other intellectual property litigation or claims. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Other claims. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs or claims on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. When determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Fiscal Year

Our fiscal year starts at January 1; the first quarter of 2004 lasted until Saturday, March 27, 2004. The second quarter of 2004 ended on June 26, 2004, and the third quarter of 2004 ended on September 25, 2004. The fourth quarter will end on December 31.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).

In the first nine months of 2004, the semiconductor industry benefited from favorable conditions with strong demand registered in communication, computers, and consumer applications. Based upon preliminary industry estimates, first nine months 2004 revenues increased by approximately 33% for the TAM and approximately 30% for the SAM compared to the first nine months of 2003.

After strong growth in the second quarter of 2004 when the TAM registered a sequential increase of approximately 10% over the first quarter of 2004 and approximately 40% over the second quarter of 2003, the semiconductor industry experienced a progressive decline in market demand expressed by the levels of bookings in the third quarter of 2004. Based upon preliminary estimates of the semiconductor industry, third quarter 2004 semiconductor industry revenues are expected to increase by approximately 27% for the TAM, and by approximately 25% for the SAM on a year-over-year basis, which represent modest sequential increases of approximately 3% for the TAM and 2% for the SAM due to inventory corrections.

Our net revenues for the first nine months of 2004 also showed a marked improvement, but based on the preliminary industry estimates set forth above, our net revenue growth was below that of the TAM and the SAM. Our net revenues for the first nine months of 2004 were $6,432 million, a 25.5% increase above the $5,124 million reported for the first nine months of 2003. Year-over-year revenue increases were achieved by all our major product groups, targeted market segments and most of our product families. However, these increases were mainly registered by our commodity products included in Memory Product Group and Discrete and Standard ICs Group .

Our third quarter 2004 revenues were $2,231 million, an increase of 23.7% over revenues of $1,803 million reported in the third quarter of 2003. On a sequential basis, our third quarter 2004 revenues increased by 2.7% from the $2,172 million of the second quarter of 2004. Despite the shortened lead times and backlog adjustments that characterized the industry-wide decline in market demand expressed by the levels of bookings during the third quarter 2004, our third quarter 2004 revenues came in within the guidance parameters we provided at the time of our 2004 second quarter earnings announcement. On a sequential basis, revenue increases were posted by the Consumer Microcontroller Group as well as by the Telecommunications, Peripherals and Automotive Group, primarily driven by a broad range of digital consumer applications and Applications Specific ICs serving wireless, data storage and certain automotive/audio applications.

Benefiting from sequential improvement in product mix and manufacturing efficiencies, our gross margin reached 37.9% in the third quarter of 2004, improving from the 35.1% reported for last year’s third quarter and the 37.4% for the second quarter 2004.

In the third quarter of 2004, we kept the dollar amount of research and development spending at the same level as the prior quarter, and we succeeded in reducing the selling, general and administrative costs by 2.6% on a sequential basis, also taking advantage of the seasonal effects of the vacation period. In the aggregate, research and development expenses and selling, general and administrative costs accounted for 27.6% of 2004 third quarter revenues, a sequential reduction from 28.7% in the second quarter of 2004. This was accomplished while maintaining the accelerated pace of our product design and development activities.

We continued to generate operating leverage in the 2004 third quarter. All four of our major product groups produced operating profits in the period, and three out of four posted sequential increases in operating income, enabling us to significantly improve our profitability for the period and contributing to our sequential increases of 19.1% in operating income, 28.4% in net income and 25.0% in earnings per diluted share. Our operating income in the third quarter of 2004 was $213 million compared to the $179 million reported in the second quarter of 2004. In the third quarter of 2003, we incurred an operating loss of $64 million due to the effects of the 2003 restructuring plan. Our net income in the third quarter of 2004 was $189 million compared to $148 million in the second quarter of 2004.

In the third quarter of 2004 we continued to invest in upgrading and expanding our manufacturing capacity in line with our capital investment plan for the full year 2004. These capital investments of third quarter 2004 were mainly made in our wafer fabrication facilities (known as “fabs”), where the factory utilization rate reached 90% of our wafer fab capacity at the end of the period. Our capital expenditures were $719 million in the third quarter of 2004 compared to $587 million in the second quarter of 2004. We financed all of our capital investments in the period with net cash generated from operating activities. See “Liquidity and Capital Resources—Liquidity”.

On July 9, 2004, we redeemed all our remaining outstanding Zero Coupon Senior Convertible Bonds due 2010 (our “2010 Bonds”) for a total cash amount paid of $131 million. On September 22, 2004, we redeemed approximately $910 million nominal value of our Liquid Yield Option Notes (LYONS) due 2009 (our “2009 Notes”) for approximately $806 million in cash. Over 99% of our outstanding 2009 Notes were surrendered by holders. On October 11, 2004, we announced that we will redeem all of our remaining 2009 Notes on November 12, 2004 at a redemption price equal to $888.96 per $1,000 principal amount. The residual value of these 2009 Notes is approximately $8 million or 0.9% of the initial total amount issued.

At September 25, 2004, we had a net financial debt position of $198 million. Our total financial debt was $1,829 million, of which $1,710 million was long-term debt. The $8 million of our remaining outstanding 2009 Notes was classified as current portion of long term debt due to the announced redemption. See “Liquidity and Capital Resources—Capital Resources” in this Form 6-K for a definition and reconciliation of net financial position, which is a non-GAAP financial measure.

Other Developments in the Third Quarter of 2004

On September 27, 2004, we announced product group, front-end manufacturing and technology related research and development organizational changes that reflect our continued emphasis on developing application-specific products and platforms for an increasingly convergent marketplace. Effective January 1, 2005, we will realign our product groups in five new groups in order to increase market focus and realize the full potential of our products, technologies, and sales and marketing channels.

We will combine the telecommunications group of the present Telecommunications, Peripherals and Automotive groups (TPA) with the consumer group of the present Consumer and Microcontroller Groups (CMG) to create a new product sector. The new entity formed by the combination of these converging product groups will be the Telecom and Consumer Sector (TCS) and will account for over one third of our revenues.

All major complex products related to automotive applications presently in the automotive group of TPA and in other product groups will be consolidated in the new Automotive Product Group (APG).

Peripherals products, specifically disk drives and printers, will constitute the Computer Peripherals Group (CPG).

The Memory Product Groups (MPG) will focus on memories and smart cards.

The new Micro, Linear and Discrete group (MLD) will be comprised of most of the present discrete and standard circuits group’s products (DSG) plus standard microcontroller and industrial devices, and will serve a broader customer base with special emphasis on industrial applications.

In line with our position as a major player in the development of innovative products, manufactured in leading edge technologies, a new Front-End Technology and Manufacturing organization (FTM) will be created as of January 1, 2005 encompassing the present front end manufacturing and central research and development functions.

Business Outlook

Based upon current visibility, we expect that the fourth quarter of 2004 will be a period of relatively modest revenue growth for the semiconductor industry, resulting from lower-than-anticipated growth in market demand which has caused inventory build-ups in certain market segments and constrained pricing power.

Within this environment, we currently believe that our revenues for the 2004 fourth quarter will range from flat to 5% above levels reached in the third quarter of 2004, which is below our earlier expectations and historical seasonal trends. Based upon these revenue levels, the current plan for production site loadings and an average euro to U.S. dollar exchange rate of $1.23 to €1.00, we now expect our 2004 fourth quarter gross margin to be in the range of 38% to 39%.

To address the current situation, we have reduced our planned capital expenditures for the full year of 2004 to approximately $2 billion, or about 10% below our previous plan. Additionally, we have implemented programs that should enhance our ability to generate continued operating leverage.

Acknowledging the uncertainty of near-term market trends, we are maintaining a conservative approach to 2005 capital spending. We are currently budgeting approximately $1.5 billion of capital spending. Embedded in our plans is the flexibility to expand the capital program as market demand evolves. At the same time, we are fine tuning our product portfolio and our organizational structure to leverage our product leadership positions and expand the breadth of our applications platforms and solutions, that, together with the migration to finer geometries and our ongoing market initiatives, are designed to optimize our position in 2005.

In the third quarter of 2003, we defined a manufacturing restructuring plan that was to be substantially completed within eighteen months. Customer service requirements during the recent period of high capacity utilization in our fabs have caused the plan’s substantial completion date to be pushed back. Through September 25, 2004, we have incurred approximately $262 million of the expected $350 million pre-tax charges associated with this restructuring plan and related manufacturing initiatives. We expect that an additional $10 million in pre-tax charges related to our 150mm fab restructuring plan will be incurred in the fourth quarter of 2004, with the remainder taken in 2005. In 2005, savings from this restructuring initiative are expected to reach $80 million with the full projected $120 million in annualized after-tax cost savings to be realized in 2006.

Our Business Outlook contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially. Currently known risks and uncertainties are described in “Cautionary Note on Forward Looking Statements” included below, and in “Item 3 – Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2003 as filed with the Commission on May 4, 2004, and as may be updated from time to time in our submissions under Form 6-K. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements to reflect subsequent events or circumstances.

Results of Operations

Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductor business, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICSs”), full custom devices and semi custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard we started the full chain manufacturing of Smart card products, which includes the production and sale of both silicon chips as in the past and of cards. Our principal resource allocation decisions in the Semiconductor business area are for ongoing expenditures in research and development and capital investments in front-end and back-end manufacturing facilities. We currently manage our Semiconductor business in four segments, aligned with four main product groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products; and Consumer and Microcontroller (collectively referred to as the “Groups”). Revenues and operating results of the Smart card products are included in Memory Products. We manage our revenues and internal operating income performance based on these segments. We announced a reorganization of our business segments to be effective as of January 1, 2005. See “Overview – Other Developments in the Third Quarter of 2004“ in this Form 6-K. As this new structure is not effective in fiscal year 2004, the discussion of our results of operations is set forth according to the existing structure.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the Telecommunications, Automotive and industrial markets, including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate sponsored initiatives, including starting-up marketing and design operations in targeted developing areas, certain corporate level operating expenses, as well as certain other miscellaneous charges.

	(unaudited) Three Months Ended		(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

	(in millions)		(in millions)
Net revenues by product group:
Telecommunications, Peripherals and Automotive	$865	$797	$2,547	$2,367
Discrete and Standard ICs	422	302	1,197	874
Memory Products	505	351	1,466	900
Consumer and Microcontroller	423	338	1,173	933
Others(1)	16	15	49	50

Total consolidated net revenues	$2,231	$1,803	$6,432	$5,124

(1)	Includes revenues from sales of subsystems and other products not allocated to product groups.

	(unaudited) Three Months Ended		(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

	(in millions)		(in millions)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive	$113	$122	$336	$395
Discrete and Standard ICs	109	43	252	90
Memory Products	27	(8)	71	(47)
Consumer and Microcontroller	46	29	86	49

Total operating income of product groups	295	186	745	487
Others	(82)	(250)	(272)	(306)

Total consolidated operating income (loss)	$213	$(64)	$473	$181

	(unaudited) Three Months Ended		(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

	(as percentages of net revenues)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive (1)	13.1%	15.3%	13.2%	16.7%
Discrete and Standard ICs (1)	25.8	14.2	21.1	10.3
Memory Products (1)	5.3	(2.3)	4.8	(5.2)
Consumer and Microcontroller (1)	10.9	8.6	7.3	5.3
Others (2)	(3.7)	(13.9)	(4.2)	(6.0)

Total consolidated operating income (loss) (3)	9.6%	(3.6)%	7.4%	3.5%

(1)	As a percentage of net revenues per product group.
(2)	As a percentage of total net revenues. Includes operating income from sales of subsystems and other income (costs) not allocated to product groups.
(3)	As a percentage of total net revenues.

	(unaudited) Three Months Ended		(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

	(in millions)
Reconciliation to consolidated operating income (loss):
Total operating income of product groups	$295	$186	$745	$487
Strategic and other research and development programs	(35)	(21)	(89)	(38)
Strategic marketing programs	(7)	(2)	(17)	(3)
Patent litigation	—	—	(2)	—
Start-up costs	(13)	(17)	(45)	(37)
Impairment, restructuring charges and other related closure costs	(12)	(193)	(57)	(193)
Subsystems	—	(2)	(1)	2
Other non-allocated provisions	(15)	(15)	(61)	(37)

Others (1)	(82)	(250)	(272)	(306)

Total consolidated operating income (loss)	$213	$(64)	$473	$181

(1)	Includes unallocated expenses such as: strategic and special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups.

Net revenues by location of order shipment and by product family

The table below sets forth information on our net revenues by location of order shipment and by product family:

	(unaudited) Three Months Ended		(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

	(in millions)		(in millions)
Net Revenues by Location of Order Shipment:(1)
Europe	$595	$495	$1,737	$1,456
North America	311	234	932	695
Asia/Pacific	939	820	2,716	2,252
Japan	105	85	293	243
Emerging Markets	281	169	754	478

Total	$2,231	$1,803	$6,432	$5,124

Net Revenues by Product Family:
Differentiated Products	$1,451	$1,238	$4,222	$3,549
Standard & Commodities	120	85	325	269
Micro & Memories	345	250	975	656
Discretes	315	230	910	650

Total	$2,231	$1,803	$6,432	$5,124

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

The table below sets forth information on our net revenues by location of order shipment and by product family in percentages of total net revenues:

	(unaudited) Three Months Ended		(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

	(as percentages of net revenues)
Net Revenues by Location of Order Shipment(1)
Europe	26.6%	27.5%	27.0%	28.4%
North America	14.0	13.0	14.5	13.6
Asia/Pacific	42.1	45.4	42.2	43.9
Japan	4.7	4.7	4.6	4.8
Emerging Markets	12.6	9.4	11.7	9.3

Total	100.0%	100.0%	100.0%	100.0%

Net Revenues by Product Family:
Differentiated Products	65.0%	68.6%	65.6%	69.3%
Standard & Commodities	5.4	4.7	5.1	5.2
Micro & Memories	15.5	13.9	15.2	12.8
Discretes	14.1	12.8	14.1	12.7

Total	100.0%	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	(unaudited) Three Months Ended		(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

	(as percentages of net revenues)

Net sales	100.0%	100.0%	100.0%	100.0%
Other revenues	—	—	—	—

Net revenue	100.0	100.0	100.0	100.0
Cost of sales	(62.1)	(64.9)	(63.1)	(64.8)

Gross profit	37.9	35.1	36.9	35.2
Operating expenses:
Selling, general and administrative	(10.4)	(10.6)	(10.9)	(10.9)
Research and development	(17.2)	(16.8)	(17.6)	(17.2)
Other income and expenses, net	(0.1)	(0.5)	(0.2)	0.2
Impairment, restructuring and other related closure costs	(0.6)	(10.7)	(0.9)	(3.8)
Total operating expenses	(28.3)	(38.6)	(29.6)	(31.7)

Operating income (loss)	9.6	(3.6)	7.4	3.5
Interest expense, net	—	(0.6)	(0.2)	(0.9)
Equity in loss of joint venture	(0.1)	—	—	—
Loss on extinguishment of convertible debt	—	(1.2)	(0.1)	(0.7)

Income (loss) before income taxes and minority interests	9.5	(5.4)	7.1	1.9
Income tax benefit (expense)	(0.9)	2.7	(0.6)	0.3

Income (loss) before minority interests	8.6	(2.7)	6.5	2.2
Minority interests	(0.1)	—	(0.1)	(0.1)

Net income (loss)	8.5%	(2.7)%	6.4%	2.1%

Third Quarter of 2004 vs. Third Quarter of 2003

According to preliminary estimates of semiconductor industry data in the third quarter of 2004, the semiconductor industry experienced year-over-year growth of approximately 27% for the TAM and approximately 25% for the SAM; on a sequential basis, revenues increased approximately 3% for the TAM and 2% for the SAM. For the third quarter of 2004, we reported a 23.7% increase in revenues compared to the third quarter of 2003, slightly below the SAM performance, while on a sequential basis, our revenues increased 2.7%, slightly above the SAM.

Net revenues.    Net sales increased by 23.7% from $1,803 million in the third quarter of 2003 to $2,231 million in the third quarter of 2004, and increased sequentially by 2.7% from $2,172 million in the second quarter of 2004. On a year-over-year basis, the increase in our net sales in the third quarter of 2004 was primarily due to higher sales volumes as our average selling prices declined by approximately 4% due to strong competitive pressure. Since the amount of other revenues was not material, net revenues increased at the same ratio as net sales, 23.7%, from $1,803 million in the third quarter of 2003 to $2,231 million in the third quarter of 2004. Net revenue increases in the Memory Products Group and the Discrete and Standard ICs Group were significantly above the company average; the Consumer and Microcontroller Groups increased at a rate closer to the company average, while the Telecommunications, Peripherals and Automotive Groups registered a below-company average revenue increase, notably in the Telecommunications group, where revenues remained basically flat compared to the third quarter of 2003.

The Telecommunications, Peripherals and Automotive Groups’ net revenues increased by 8.4% compared to the third quarter of 2003, primarily as a result of an increase in volume and of a more favorable product mix, offset by continuing price pressures. Revenues increased mainly in the Automotive, Audio and Computer Peripherals groups while our Telecommunications group revenues were nearly flat. Telecommunications revenues were impacted negatively by pricing pressure and lower volumes. The Discrete and Standard ICs Group’s net revenues increased by 39.6% as a result of higher volumes in all major product families and an improved product mix. The Memory Products Group’s net revenues increased by 43.8% as a result of a significant volume increase, particularly in Flash and other Memories. The Consumer and Microcontroller Groups’ net revenues increased 25.2%, mainly due to a strong increase in volumes in digital consumer products, particularly in Imaging, Microcontroller, Displays and TV, and Set-Top Box.

On a sequential basis, the main revenue increase was generated by the Consumer and Microcontroller Groups which posted 9.8% growth compared to the second quarter of 2004; Telecommunications, Peripherals and Automotive Groups revenues increased sequentially by 2.6% in the third quarter of 2004 compared to the second quarter of 2004; Discrete and Standard ICs Group revenues slightly increased and Memory Products Group revenues slightly decreased.

In the third quarter of 2004, we maintained our focus on differentiated ICs, which accounted for the largest share, equivalent to approximately 65% of our net revenues, slightly above the 64% recorded in the second quarter of 2004. Differentiated ICs fostered close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 43% of our net revenues in the third quarter of 2004, at the same level as the second quarter of 2004. Historically, these families of products, particularly analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well; we registered important price declines in these product families during the latest quarters. On a year-over-year basis, stronger price declines were registered in Telecommunications, Peripherals and Automotive Groups and Consumer Microcontroller Groups, while commodity products were benefiting thus far from a more favorable pricing environment with no material variation in prices during 2004 compared to the third quarter of 2003.

By location of order shipment, the revenues increases in the third quarter of 2004 compared to the third quarter of 2003 came from all regions, reflecting the relative strength of local economies and the delocalization of production activities to new developing countries.

In the third quarter of 2004, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 17% of our revenues, equivalent to its relative importance in the third quarter of 2003. In the second quarter of 2004, the Nokia group of companies accounted for approximately 15% of our revenues. Our top ten original equipment manufacturer customers accounted for approximately 44% of our net revenues for the third quarter of 2004 compared to approximately 46% in the same period in 2003. In the second quarter of 2004, our top ten original equipment manufacturer customers accounted for approximately 43% of our net revenues.

Gross profit.    Our gross profit improved by 33.6%, from $632 million in the third quarter of 2003 to $845 million in the third quarter of 2004. Gross margin improved from 35.1% in the third quarter of 2003 to 37.9% in the third quarter of 2004. This margin improvement was mainly due to the strong increase in our net revenues and overall improved manufacturing performances, which was partially offset by the average selling price declines and the negative impact of the decline in value of the U.S. dollar exchange rate. The impact of changes in foreign exchange rates on gross profit in the third quarter of 2004 compared to the third quarter of 2003 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 21.5% from $191 million in the third quarter of 2003 to $233 million in the third quarter of 2004. This increase was largely due to the higher spending on marketing activities associated with new initiatives to broaden our customer base and to the decline in value of the U.S. dollar. As a percentage of net revenues, selling, general and administrative expenses decreased slightly from 10.6% in the third quarter of 2003 to 10.4% in the third quarter of 2004.

Research and development expenses.    Research and development expenses increased 26.7%, from $302 million in the third quarter of 2003 to $384 million in the third quarter of 2004. This increase resulted primarily from higher spending on product design and technology for our core activities, the impact of acquisitions and from the effect of the decline in value of the U.S. dollar. We continued to invest heavily in research and development during the third quarter of 2004, having increased our research and development staff by approximately 1,500 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased slightly from 16.8% in the third quarter of 2003 to 17.2% in the third quarter of 2004.

Other income and expenses, net.    Other income and expenses, net, include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, foreign currency gains and losses, the costs of certain activities relating to intellectual property and gains or losses from sales of assets. In the third quarter of 2004, the net effect of these items resulted in expense of $3 million compared to a $10 million expense in the third quarter of 2003. The main items recorded as income in the third quarter of 2004 were $9 million in income from research and development funding and $10 million of exchange gains. The main items recorded as expense were $13 million for start-up costs, related mainly to our 150mm fab in Singapore and to our 200mm fab in Agrate (Italy), $7 million for patent claim costs and $2 million of other miscellaneous charges.

Impairment, restructuring charges and other related closure costs.    In the third quarter of 2004, we recorded a $12 million charge for impairment, restructuring charges and other related closure costs, of which $6 million related to our 150mm restructuring plan mainly associated with the closure of our Rennes (France) plant, $3 million related to an impairment of a financial investment in which we have a minority participation, and $2 million related to personnel reduction. In the 2003 third quarter, we recorded a $193 million charge for impairment, restructuring charges and other related closure costs.

Operating income.    In the third quarter of 2004, the operating income increased to $213 million from an operating loss of $64 million in the third quarter of 2003. The operating loss of $64 million was due to the effects of the 2003 restructuring plan discussed above. When excluding the impact of the 2003 restructuring plan, our operating income in the third quarter 2004 also improved over the third quarter of 2003 primarily due to the increased sales volume, improved manufacturing performance, and lower operating expenses as a percentage of net revenues. The impact of changes in foreign exchange rates on operating income in the third quarter of 2004 compared to the third quarter of 2003 is estimated to be negative because the decline in value of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and the currency effect on these costs were higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In the third quarter of 2004, operating income improved in all of our major product groups when compared to the third quarter of 2003, except for the Telecommunications, Peripherals and Automotive Groups. Operating income for the Discrete and Standard ICs Group’s increased to $109 million in the third quarter of 2004 from $43 million in the third quarter of 2003, equivalent to an operating margin of 25.8% in the third quarter of 2004 compared to 14.2% in the third quarter of 2003. The significant increase in Discrete and Standard ICs Group operating income was due to a strong rebound in sales, a more favorable product mix, a more stable price environment and an improvement in manufacturing performance. Memory Products Group operating income was $27 million in the third quarter of 2004 significantly improving from an operating loss of $8 million in the third quarter of 2003. This improvement in operating income was due to a significant increase in sales, improved product mix and stable price environment. Operating income in our Consumer and Microcontroller Groups was $46 million in the third quarter 2004, increasing from $29 million in the third quarter of 2003, resulting from the increase in sales. Telecommunications, Peripherals and Automotive Groups operating income decreased from $122 million in the third quarter of 2003 to $113 million in the third quarter of 2004. This deterioration was mainly due to the decline in selling prices caused by competitive market conditions and to the higher level of operating expenses related to higher research and development expenditures, as well as to the impact of the decline in the value of the U.S. dollar.

Interest expense, net.    Our interest expense, net decreased from a charge of $12 million in the third quarter of 2003 to a break-even result in the third quarter of 2004. This improvement was mainly due to the decrease in interest expense resulting from the repurchases of our 2010 Bonds completed in 2003 and 2004. Interest income on our available cash was $11 million in the third quarter of 2004 compared to $8 million in the third quarter of 2003. Interest expense, which is mainly related to long-term debt, decreased to $11 million in the third quarter of 2004 from $20 million in the third quarter of 2003 due to the redemption of our remaining 2010 Bonds and the redemption of our 2009 Notes during the third quarter of 2004. See “Overview—Other Developments in the Third Quarter of 2004”.

Equity in loss of joint venture.    In the third quarter of 2004, a loss of $2 million was accrued in relation to our investment in SuperH, Inc., the joint venture we formed with Renesas, Ltd. in 2001, which is currently under restructuring.

Loss on extinguishment of convertible debt.    In the third quarter of 2004, no loss was recorded in relation to the redemption of approximately $910 million aggregate principal amount of our 2009 Notes for a cash amount of approximately $806 million and the redemption of our remaining outstanding 2010 Bonds for a total cash amount paid of $131 million, see “Overview—Other Developments in the Third Quarter of 2004”. We did not incur any charge because the price paid corresponded to the accreted value. In the third quarter of 2003, we registered a non-operating pre-tax charge of $22 million relating to the repurchase of approximately $940 million of the aggregate principal amount at maturity of our 2010 Bonds.

Income tax expense.    In the third quarter of 2004, we registered an income tax expense of $20 million. This reduced amount is mainly due to one-time benefits of $9 million resulting from the revaluation of the deferred tax rate in a jurisdiction due to a change of law and to a research and development tax credit of $3 million for prior years. The effective tax rate was 9.5% in the third quarter of 2004, compared to 15.0% in the third quarter of 2003. Without these extraordinary benefits, the third quarter 2004 effective tax rate would have been 14.3%, including the benefit from the restructuring charges, which are incurred in jurisdictions with high tax rates. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could increase in the coming years.

Net income. For the third quarter of 2004, we had net income of $189 million, compared to net income of $148 million for the second quarter of 2004 and net loss of $50 million for the third quarter of 2003. Net income 2003 was negatively impacted by an after tax restructuring charge of $130 million. Basic and diluted earnings per share for the third quarter of 2004 were $0.21 and $0.20, respectively, compared to basic and diluted earnings of $0.17 and $0.16, respectively, per share for the second quarter of 2004, and to a basic and diluted loss per share of $0.06 in the third quarter of 2003.

First Nine Months of 2004 vs. First Nine Months of 2003

For the first nine months of 2004, according to preliminary estimates of the semiconductor industry data, semiconductor industry experienced revenue increases of approximately 33% for the TAM and of approximately 30% for the SAM, compared to the first nine months of 2003; our revenues for the first nine months increased approximately 25.5% compared to the first nine months of 2003, below the growth rates of the TAM and the SAM.

Net revenues.    Net sales increased by 25.5%, from $5,122 million in the first nine months of 2003 to $6,429 million in the first nine months of 2004. On a year-over-year basis, the increase in our net sales in the first nine months of 2004 was primarily due to higher volumes and improved product mix, while our average selling prices declined by approximately 5% due to continuing pricing pressures. Other revenues amounted to $3 million slightly above the $2 million registered in the first nine months of 2003. On a year-over-year basis, net revenues increased by 25.5%, from $5,124 million in the first nine months of 2003 to $6,432 million in the first nine months of 2004. The largest contributors to the revenue increase were Memory Product Group, Discrete and Standard ICs Group and Consumer Microcontroller Groups, while Telecommunications Peripherals Group’s revenue increase was below the company average.

The Telecommunications, Peripherals and Automotive Groups’ net revenues increased by 7.6% in the first nine months of 2004 compared to the first nine months of 2003, primarily as a result of an increase in volume and a more favorable product mix. The Automotive and Audio group was the major contributor to the revenue increase; Computer Peripherals revenues increased at a lower rate; and Telecommunications revenues were flat compared to 2003. Telecommunications revenues were impacted negatively by pricing pressure and lower volumes. The Discrete and Standard ICs Group’s net revenues increased by 36.9% due to higher volumes and improved product mix in almost all product families including Transistors, Discrete and Standard Commodities. The Memory Products Group’s net revenues increased by 62.9% as a result of a strong volume increase and improved product mix, including the revenue contribution as a result of the acquisitions of Incard and Proton realized in the second quarter of 2003. In particular, Flash memory revenues increased by approximately 75% compared to the first nine months of 2003. The Consumer and Microcontroller Groups’ net revenues increased by 25.7%, mainly due to a strong increase in sales volumes in most of its business units: Set-Top Box, Imaging, Display and TV and Microcontrollers. All product groups experienced declines in selling prices.

For the first nine months of 2004, we maintained our focus on Differentiated ICs, which accounted for approximately 66% of our net revenues, compared to approximately 69% in the first nine months of 2003. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for 44% of our net revenues in the first nine months of 2004, compared to 50% in the first nine months of 2003.

By location of order shipment, the largest revenues increase in the first nine months of 2004 compared to the first nine months of 2003 came from Emerging Markets and North America, reflecting the higher growth rates of local economies and the delocalization of production activities to new developing countries.

During the first nine months of 2004, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 16% of our revenues, decreasing from approximately 18% in the first nine months of 2003. Our top ten original equipment manufacturer customers accounted for approximately 43% of our net revenues during the first nine months of 2004 compared to approximately 47% in the first nine months of 2003.

Gross profit.    Our gross profit increased by 31.5% in the first nine months of 2004, from $1,806 million in the first nine months of 2003 to $2,376 million in the first nine months of 2004. Gross margin increased from 35.2% in the first nine months of 2003 to 36.9% in the first nine months of 2004. This margin increase was mainly due to higher sales volumes, improved product mix and improved manufacturing performance that more than compensated for the decline in average selling prices and the negative impact of the decline in the value of the U.S. dollar. The impact of changes in foreign exchange rates on gross profit in the first nine months of 2004 compared to the first nine months of 2003 was estimated to be negative, since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 26.0% from $557 million in the first nine months of 2003 to $702 million in the first nine months of 2004. This increase was largely due to the higher spending on marketing activities associated with new initiatives to expand our customer base and to the decline in the value of the U.S. dollar. As a percentage of net revenues, selling, general and administrative expenses remained flat at 10.9% of net revenues in the first nine months of 2004 compared to the first nine months of 2003.

Research and development expenses.    Research and development expenses increased 27.9%, from $883 million in the first nine months of 2003 to $1,131 million in the first nine months of 2004. This increase resulted primarily from greater spending on product design and technology for our core activities, acquisitions and the impact of the decline in value of the U.S. dollar. We continued to invest heavily in research and development during the third quarter of 2004, and we increased our research and development staff by approximately 1,500 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased from 17.2% in the first nine months of 2003 to 17.6% in the first nine months of 2004.

Other income and expenses, net.    Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, foreign currency gains and losses, the costs of certain activities relating to intellectual property and gains and losses from sales of assets. In the first nine months of 2004, the net effect of these items resulted in expense of $13 million compared to an income of $8 million in the first nine months of 2003. The main items recorded in the first nine months of 2004 as income were:

•	$37 million as research and development funding,

•	$19 million as foreign exchange transaction gains, and

•	$6 million of gains on sales of non-current assets.

The main items recorded as expense were:

•	$45 million in start-up costs mainly for our 300mm fabrication facilities in Crolles (France), Catania (Italy) and for our new 150mm plant in Singapore,

•	$21 million as patent claim costs, and

•	$9 million as other non-recurring miscellaneous expenses.

Impairment, restructuring charges and other related closure costs.    In the first nine months of 2004, we recorded $57 million in impairment, restructuring charges and other related closure costs, while in the first nine months of 2003 we recorded an expense of $193 million, primarily reflecting costs related to our 150mm restructuring plan announced in October 2003.

Operating income.    Operating income increased from $181 million in the first nine months of 2003 to $473 million in the first nine months of 2004, primarily as a result of the significant increase in our net revenues, improved gross margin and reduced operating expenses, which included in the first nine months of 2003 a $193 million charge related to impairment, restructuring charges and other related closure costs compared to a $57 million charge in the first nine months of 2004. The impact of changes in foreign exchange rates on operating income in the first nine months of 2004 compared to the first nine months of 2003 was estimated to be negative because the decline in the value of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and the currency impact on these costs was higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In the first nine months of 2004, the operating income of our product groups, with the exception of Telecommunications, Peripherals and Automotive Groups, improved compared to the first nine months of 2003. The operating income of our Discrete and Standard ICs Group significantly increased from $90 million in the first nine months of 2003 to $252 million in the first nine months of 2004, and as a percentage of net revenues from 10.3% to 21.1%, mainly due to the higher level of revenues and improvement in manufacturing performance. Our Memory Product Group’s operating results also improved significantly from a $47 million loss registered in the first nine months of 2003 to $71 million in operating income in the first nine months of 2004, resulting from a strong increase in revenues, improved manufacturing performance and improved product mix. Our Consumer and Microcontroller Groups’ operating income was $86 million in the first nine months of 2004, increasing from $49 million in the first nine months of 2003, as a result of increased sales. Our Telecommunications, Peripherals and Automotive Groups’ operating income decreased from $395 million in the first nine months of 2003 to $336 million in the first nine months of 2004. This decline was mainly due to lower selling prices and a higher level of operating expenses caused by increased spending in research and development, as well as by the negative impact of the decline in the value of the U.S. dollar.

Interest expense, net.    Our interest expense, net, decreased from a charge of $45 million in the first nine months of 2003 to a charge of $8 million in the first nine months of 2004. This improvement was mainly due to the decrease in interest expense, resulting from the repurchases completed in 2003 and 2004 of our 2010 Bonds. Interest expense, which is mainly related to our long-term debt, decreased to $39 million in the first nine months of 2004 from $72 million in the first nine months of 2003 due to the repurchases of our 2010 Bonds completed in 2003 and 2004. See “Overview—Other Developments in the Third Quarter of 2004”.

Equity in loss of joint venture.    A loss of $2 million was accrued in the first nine months of 2004 relating to our investment in SuperH, Inc., the joint venture we formed with Renesas, Ltd. in 2001 compared to a loss of $1 million incurred in the first nine months of 2003. The joint venture is currently under restructuring.

Loss on extinguishment of convertible debt.    In the first nine months of 2004, we incurred a non-operating pre-tax charge of $4 million compared to $37 million in the first nine months of 2003. This charge of $4 million was incurred in the second quarter of 2004 and was related to the repurchase of approximately $307 million of the aggregate principal amount at maturity of our 2010 Bonds while the charge of $37 million recorded in the first nine months of 2003 related to the repurchase of approximately $1,583 million of the aggregate principal amount at maturity of our 2010 Bonds. The redemption on July 9, 2004 of remaining outstanding 2010 Bonds for a total cash amount paid of $131 million outstanding 2010 Bonds and the redemption of approximately $910 million outstanding 2009 Notes on September 22, 2004 did not result in any loss as the purchase price corresponded to the accreted value.

Income tax expense.    Income tax expense amounted to $42 million in the first nine months of 2004, compared to an income tax benefit of $14 million in the first nine months of 2003. For the first nine months of 2004, the effective tax rate was 9.1%.The 2004 effective tax rate benefited from the reversal of some previous year accruals in one of our jurisdictions and the favorable impact of a change in the tax law, which increased deferred tax assets. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could increase in the coming years.

Net income.    In the first nine months of 2004, our net income was $414 million, a 278.4% increase compared to net income of $109 million reported in the first nine months of 2003. The net income of the first nine months 2003 was significantly reduced by the after tax amount of $130 million of impairment, restructuring and other closure related costs, net of tax. Basic and diluted earnings per share for the first nine months of 2004 were $0.46 and $0.45 respectively, compared to basic and diluted earnings of $0.12 per share for the first nine months of 2003.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currency areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In the first nine months of 2004, the U.S. dollar declined in value, particularly against the euro when compared to the first nine months of 2003, causing us to report higher cost of sales and operating expenses, thus negatively impacting both our gross margin and our operating income. Our Unaudited Interim Statement of Income for the first nine months of 2004 includes income and expense items translated at the average rate for the period. The average rate of the euro to the U.S. dollar was respectively €1.00 for $1.22 in the first nine months of 2004 and €1.00 for $1.11 in the first nine months of 2003. The average rate of the euro to the U.S. dollar was €1.00 for $1.21 in the third quarter of 2004. A continuation in the decline of the U.S. dollar compared to the other major currencies that affect our operations would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. In order to further reduce the exposure to U.S. dollar exchange rate fluctuations, in the third quarter of 2004, we hedged certain line items on our income statement, in particular with respect to most of the research and development expenses located in the euro zone. There is no guarantee, however, that we will be at any time capable of reaching a complete balance, and, consequently, our results of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time, we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risks in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities in the past years. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At September 25, 2004, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euro and in Singapore dollars.

For a more detailed discussion, see “Item 3. Key Information—Risk Factors—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to reduce our short-term exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. All of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F. At the end of the third quarter of 2004, there had been no material changes in foreign currency operations and hedging transactions exposures from those disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

At September 25, 2004, cash and cash equivalents totaled $601 million, compared to $2,998 million at December 31, 2003, and marketable securities totaled $1,030 million at September 25, 2004, up from zero at December 31, 2003. On September 22, 2004, we redeemed for cash approximately $806 million aggregate amount at maturity of our outstanding 2009 Notes, or approximately 99% of the total amount initially issued. At September 25, 2004, $8 million aggregate principal amount at maturity was outstanding, or about 0.9% of the total initial issue, which was accounted for as current portion of long-term debt due to the announced redemption.

In the first nine months of 2004, we invested $1,030 million of existing cash in credit-linked deposits or similar instruments issued by several primary banks to maximize the return on available cash. These credit-linked instruments have returns that depend on credit events of certain underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “BBB+” and include a derivative instrument related to the underlying credit default swap of the credit-linked deposits. We determined that this derivative element had no material impact on the interim financial statements at September 25, 2004. Interest on these instruments is paid quarterly, and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity scheduled to occur before the 2004 year end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, in which case repayment of principal would be reduced based on the decline in value of the defaulted debt.

Liquidity

Net cash from operating activities.    The major source of cash during the first nine months of 2004 and in prior periods was cash provided by operating activities. Our net cash from operating activities totaled $1,697 million in the first nine months of 2004, compared to $1,142 million in the first nine months of 2003.

Net cash from net income, adjusted for non-cash items, was $1,762 million in the first nine months of 2004, an increase of approximately 15% from $1,528 million in the first nine months of 2003, mainly due to the increase in net income and in depreciation and amortization.

Changes in our assets and liabilities resulted in net cash used of $65 million in the first nine months of 2004, compared to net cash used of $386 million in the first nine months of 2003. In the first nine months of 2004, due to the increase in our revenues, the increase in our trade accounts receivable used net cash of $256 million, compared to net cash of $180 million in the first nine months of 2003. Our lower inventory levels used net cash of $77 million in the first nine months of 2004, significantly below the net cash of $120 million used in the first nine months of 2003. Finally, our trade payables and other assets and liabilities resulted in $268 million in available cash in the first nine months of 2004, substantially higher than the $86 million used in the first nine months of 2003, mainly due to the increase in our trade payables.

Net cash used in investing activities.    Net cash used in investing activities was $2,724 million in the first nine months of 2004, compared to $2,088 million in the first nine months of 2003. The purchase of marketable securities as short-term investments, was the major use of cash in investing activities and accounted for $1,030 million in the first nine months of 2004 and $1,101 million in the first nine months of 2003. Excluding marketable securities, cash used in investing activities was $1,694 million in the first nine months of 2004, approximately 72% higher than the $987 million cash used in investing activities in the first nine months of 2003. Payment for the purchase of tangible assets was $1,627 million for the first nine months of 2004, an increase of approximately 100% from $815 million in the first nine months of 2003. In the first nine months of 2004, cash used for investments in intangible and financial assets and payments for acquisitions was $64 million compared to $37 million in the first nine months of 2003.

Net operating cash flow.    We define net operating cash flow as net cash from operating activities minus net cash used in investing activities excluding payment for purchases of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow.

	(unaudited) Nine Months Ended

	September 25, 2004	September 27, 2003

	(in millions)
Net cash from operating activities	1,697	1,142
Net cash used in investing activities	(2,724)	(2,088)
Payment for purchase of marketable securities	1,030	1,101

Net operating cash flow	$3	$155

We generated net operating cash flow of $3 million in the first nine months of 2004, compared to net operating cash flow of $155 million in the first nine months of 2003. This deterioration resulted mainly from the increase in net cash used in investing activities.

Net cash used in financing activities.    Net cash used in financing activities was $1,368 million in the first nine months of 2004 compared to net cash generated from financing activities of $6 million in the first nine months of 2003. The significant increase of net cash used in financing activities in the first nine months of 2004 compared to the first nine months of 2003 is due to the proceeds from the issuance in 2003 of our 2013 Bonds. During the first nine months of 2004, we used $1,263 million in cash for the repayment of long-term debt, of which $375 million for the 2010 Bonds and $806 million for the 2009 Notes.

Capital Resources

Net financial position.    We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it measures our capital resources based on cash, cash equivalents or marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Audited Consolidated Balance Sheet at December 31, 2003 and our Unaudited Interim Consolidated Balance Sheet at September 25, 2004, without adjustment to the U.S. GAAP amounts presented:

	As at

	September 25, 2004	December 31, 2003

	(unaudited)	(audited)
	(in millions)
Cash and cash equivalents	$601	$2,998
Marketable securities	1,030	—

Total cash position	1,631	2,998
Bank overdrafts	(8)	(45)
Current portion of long-term debt	(111)	(106)
Long-term debt	(1,710)	(2,944)

Total financial debt	(1,829)	(3,095)

Net financial cash (debt) position	$(198)	$(97)

The net financial position (cash, cash equivalents and marketable securities net of total financial debt) at September 25, 2004, resulted in net financial debt position of $198 million, increasing from the net financial debt position of $97 million at December 31, 2003. This is mainly due to the payment of the $107 million of dividends.

At September 25, 2004, the aggregate amount of our long-term debt was approximately $1,710 million, of which $1,379 million consisted of Zero Coupon Convertible Bonds due 2013 (our “2013 Bonds”), and of which $8 million consisted of our Subordinated Convertible Liquid Yield Option™ Notes due 2009 (our “2009 Notes”). Additionally, the aggregate amount of our short-term credit facilities was approximately $957million, under which approximately $949 million of indebtedness was outstanding and available for use. See “Overview—Other Developments in the Third Quarter of 2004”.

As of the end of the first nine months of 2004, we had the following credit ratings on our remaining convertible debt:

	Moody’s Investors Service	Standard & Poor’s

LYONs due 2009	Baa1	BBB+
Zero Coupon Senior Convertible bonds due 2013	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual obligations, commercial commitments and contingencies

Our contractual obligations, commercial commitments and contingencies as of September 25, 2004, and for each of the five years to come and thereafter, were as follows:

	Payments due by period
	(unaudited)

	Total	2004	2005	2006	2007	2008	2009	Thereafter

	(in millions)
Capital leases (1)	$32	$1	$5	$5	$5	$5	$5	$6
Operating leases (1)	188	9	28	23	18	16	10	84
Purchase obligations (1)	1,321	732	572	17	—	—	—	—
Of which:
Equipment purchase	991	501	490	—	—	—	—	—
Foundry purchase	207	207	—	—	—	—	—	—
Software, technology licenses and design	123	24	82	17	—	—	—	—
Contingent obligations (1)	10	—	10	—	—	—	—	—
Other obligations (1)	158	22	45	43	38	3	3	4

Long-term debt obligations (2) (3)	1,710	—	140	1,493	23	22	16	16
Pension obligations (2)	259	5	14	9	9	9	10	203
Other non-current liabilities (2)	15	2	7	2	2	2	—	—

Total	3,693	771	821	1,592	95	57	44	313

(1)	Items not reflected on the Unaudited Interim Consolidated Balance Sheet at September 25, 2004
(2)	Items reflected on the Unaudited Interim Consolidated Balance Sheet at September 25, 2004.
(3)	Refer to Note 14 to the Unaudited Interim Consolidated Financial Statements at September 25, 2004 for additional information related to long-term debt and redeemable convertible securities.

Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2004 to 2009 and thereafter.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Contingent obligations relate to patent claims for which the risk is estimated as possible.

Other obligations mainly represent payments to be made in connection with cooperation and development agreements.

Long-term debt obligations mainly consist of bank loans and convertible debt issued by us that are redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices as stated in the offering memoranda. At the holder’s option, any outstanding 2013 Bonds may be redeemed for cash on August 5, 2006 for a total maximum amount of $1,379 million, $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010.

Pension obligations consist of our best estimates of the amounts that will be payable for the retirement plans based on the assumption that our employees will work in our company until they reach the age of retirement. The final actual amount to be paid and the related timings of such payments may vary significantly due to early retirements or terminations.

Other non-current liabilities include future unused leases and miscellaneous contractual obligations.

Financial Outlook

We currently expect that capital spending for the full year 2004 will be in the range of $2 billion, significantly above the $1.2 billion spent in 2003 but below the previously announced range for 2004 of $2.2 billion. We have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate or slow down investments in leading-edge technologies if market trends require. At September 25, 2004, we had $991 million in outstanding commitments for equipment purchases for the fourth quarter of 2004 and for 2005.

The most significant of our 2004 capital expenditure projects are expected to be (i) the expansion of our 200mm and 150mm front-end facilities in Singapore; (ii) the expansion of the 200mm front-end plant in Rousset, France; (iii) the facilitization of our 300mm wafer manufacturing fabrication facility and the expansion of our 200mm wafer fab in Catania, Italy; (iv) the upgrading of the existing 200mm front-end facility and the first phase of the conversion to 200mm of our 150mm in Agrate, Italy; (v) the completion of the first phase of the joint project with Philips Semiconductors International B.V. and Motorola towards the full production for the 300mm pilot line in Crolles, France; (vi) the expansion of our 200mm wafer fabrication facility in Phoenix, USA and consignment of equipment for capacity dedicated to us at a third-party wafer supplier; and (vii) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

We are currently budgeting approximately $1.5 billion of capital spending for 2005. We are also in discussions to create a possible joint venture agreement, which, if signed and implemented, will involve approximately $150 million of additional financial investment in 2005.

We redeemed all our remaining outstanding 2010 Bonds on July 9, 2004 for a total amount of cash paid of $131 million.

On September 22, 2004, we redeemed approximately $910 million nominal value of our 2009 Notes for approximately $806 million in cash. Over 99% of our outstanding 2009 Notes were surrendered by holders. On October 11, 2004, we announced that we will redeem all of our remaining 2009 Notes on November 12, 2004 at a redemption price equal to $888.96 per $1,000 principal amount. The residual value of these 2009 Notes is approximately $8 million or 0.9% of the initial total amount issued.

There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2004.

Impact of Recently Issued U.S. Accounting Standards

In 2003, we adopted Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively, “FIN 46”). We identify VIEs as entities where our financial risk or reward is not consistent with the equity ownership. An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

We have identified the following VIEs under the existing contracts and disclosed the arrangements in the Unaudited Interim Consolidated Financial Statements at September 25, 2004:

•	a venture established with Dai Nippon for the development and production of photo masks in which we have a 19% stake, and an obligation to repurchase certain assets in the event of the venture’s bankruptcy, and

•	the new company, UPEK Inc., formed in 2004 as a venture-backed spin-off of our TouchChip business, in which we have a 48% stake.

We have determined that for all these VIEs we are not the primary beneficiary, and we continue to account for the investments under the cost method for the venture with Dai Nippon and the equity method for the SuperH Inc. and UPEK Inc. arrangements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that “freestanding” financial instruments within its scope embody obligations of the issuer and therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. We adopted FAS 150 in the second quarter of 2003 and determined that it has had no material effect on our financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. We adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on our financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements Nos. 87, 88, and 106, and a revision of FASB Statement No. 132 (“FAS 132 revised”). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. We adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. We have evaluated the required disclosures for our foreign plans and have included the additional information in our Unaudited Interim Financial Statements as at September 25, 2004.

Backlog and Customers

We entered 2004 with a backlog (including frame orders) that was approximately 30% higher than we had entering 2003. We had a high level of backlog (including frame orders) during the first half of 2004 due to favorable market conditions. However, at the end of the third quarter of 2004, due to order adjustments and rescheduling, our backlog declined by approximately 17% compared to the backlog at the end of the second quarter of 2004. Our new order booking rate (including new frame orders) was also impacted by the progressive decline in market demand and was significantly lower than the booking rate recorded in the first half of 2004. In the third quarter of 2004, we had several large customers, with the Nokia group of companies being the largest and accounting for approximately 17% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 80% of our net revenues, of which the top ten OEM customers accounted for approximately 44%. Distributors accounted for approximately 20% of our net revenues. We have no assurance that the Nokia group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of September 25, 2004.

Year	Transaction	Number of shares	Nominal value (euro)	Cumulative amount of capital (euro)	Cumulative number of shares	Nominal value of increase/reduction in capital	Amount of issue premium (euro)	Cumulative-issue premium (euro)

December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662

September 25, 2004	Exercise of options and conversion of bonds	2,115,382	1.04	941,080,521	904,885,116	2,199,998	11,302,071	1,704,881,733

The following table summarizes the amount of common shares authorized to be granted, exercised, cancelled and outstanding as of September 25, 2004.

	1995 Plan	2001 Plan	Supervisory Board Plans	Total

Remaining amount authorized to be granted	—	14,624,624	—	14,624,624
Amount exercised	9,321,204	3,950	286,000	9,611,154
Amount cancelled	2,169,865	2,312,657	159,000	4,641,522
Amount outstanding	20,070,872	45,375,376	774,500	66,220,748

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. At the end of the third quarter of 2004, there had been no material changes in market risk exposures from those disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F for additional details.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period when this Form 6-K was being prepared.

There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Other Procedures

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and Independent Registered Public Accounting Firm before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in “Overview—Business Outlook” and in the “Liquidity and Capital Resources—Financial Outlook”, and elsewhere in this Form 6-K, that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	the actual demand for semiconductor products in the key application markets and from key customers served by our products;
•	the financial impact of any measures we may decide, if we are unable to load our Front-End and/or Back-End fabs at satisfactory level;
•	losses or curtailments of purchases from key customers as well as inventory adjustments from distributors;

•	further strong decline in the exchange rates between the US Dollar and the euro compared to an average euro to US Dollar exchange rate of $1.23 to €1, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;
•	the ramp up of volume production in new manufacturing technologies at our leading edge fabs and at our outside suppliers in time to meet the demand of our customers;
•	our ability to develop, manufacture and market innovative products in a rapidly changing technological environment and competitive industry;
•	smooth transition pursuant to recently announced and future organizational changes in our top management;
•	changes in the economic, social, or political environment as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate;
•	the anticipated benefits of research & development alliances and cooperative activities; and
•	our ability to obtain required licenses on third party intellectual property.

Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Form 20-F and as updated from time to time in our SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Back to Contents

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended

	September 25,	September 27,
In million of U.S. dollars except per share amounts	2004	2003

	(unaudited)	(unaudited)
Net sales	2,231	1,803
Other revenues	—	—

Net revenues	2,231	1,803
Cost of sales	(1,386)	(1,171)

Gross profit	845	632
Selling, general and administrative	(233)	(191)
Research and development	(384)	(302)
Other income and expenses, net	(3)	(10)
Impairment, restructuring charges and other related closure costs	(12)	(193)

Operating income (loss)	213	(64)
Interest expense, net	—	(12)
Equity in loss of joint venture	(2)	—
Loss on extinguishment of convertible debt	—	(22)

Income (loss) before income taxes and minority interests	211	(98)
Income tax benefit (expense)	(20)	49

Income (loss) before minority interests	191	(49)
Minority interests	(2)	(1)

Net income (loss)	189	(50)

Earnings (loss) per share (Basic)	0.21	(0.06)

Earnings (loss) per share (Diluted)	0.20	(0.06)

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Back to Contents

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended

	September 25,	September 27,
In million of U.S. dollars except per share amounts	2004	2003

	(unaudited)	(unaudited)
Net sales	6,429	5,122
Other revenues	3	2

Net revenues	6,432	5,124
Cost of sales	(4,056)	(3,318)

Gross profit	2,376	1,806
Selling, general and administrative	(702)	(557)
Research and development	(1,131)	(883)
Other income and expenses, net	(13)	8
Impairment, restructuring charges and other related closure costs	(57)	(193)

Operating income	473	181
Interest expense, net	(8)	(45)
Equity in loss of joint venture	(2)	(1)
Loss on extinguishment of convertible debt	(4)	(37)

Income before income taxes and minority interests	459	98
Income tax benefit (expense)	(42)	14

Income before minority interests	417	112
Minority interests	(3)	(3)

Net income	414	109

Earnings per share (Basic)	0.46	0.12

Earnings per share (Diluted)	0.45	0.12

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Back to Contents

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	September 25,	December 31,
In million of U.S. dollars	2004	2003

	(unaudited)	(audited)
Assets
Current assets :
Cash and cash equivalents	601	2,998
Marketable securities	1,030	—
Trade accounts receivable	1,523	1,272
Inventories	1,196	1,129
Deferred tax assets	141	106
Other receivables and assets	616	616

Total current assets	5,107	6,121

Goodwill	260	267
Other intangible assets, net	306	325
Property, plant and equipment, net	7,011	6,620
Long-term deferred tax assets	59	45
Investments and other non-current assets	108	99

	7,744	7,356

Total assets	12,851	13,477

Liabilities and shareholders' equity
Current liabilities:
Bank overdrafts	8	45
Current portion of long-term debt	111	106
Trade accounts payable	1,432	1,044
Other payables and accrued liabilities	701	693
Deferred tax liabilities	24	10
Accrued income tax	187	179

Total current liabilities	2,463	2,077

Long-term debt	1,710	2,944
Reserve for pension and termination indemnities	259	236
Long-term deferred tax liabilities	58	37
Other non-current liabilities	15	38

	2,042	3,255

Total liabilities	4,505	5,332

Commitments and contingencies
Minority interests	48	45
Common stock	1,149	1,146
• preferred stock: 540,000,000 shares authorized, not issued
• common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 904,885,116 shares issued, 891,485,116 shares outstanding
Capital surplus	1,919	1,905
Accumulated result	5,081	4,774
Accumulated other comprehensive income	497	623
Treasury stock	(348)	(348)

Shareholders' equity	8,298	8,100

Total liabilities and shareholders' equity	12,851	13,477

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Back to Contents

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended

	September 25,	September 27,
In million of U.S. dollars	2004	2003

	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	414	109
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,319	1,176
Amortization of discount on convertible debt	28	56
Loss on extinguishment of convertible debt	4	37
Other non-cash items	(3)	21
Minority interest in net income of subsidiaries	3	3
Deferred income tax	(16)	(68)
Equity in loss of joint venture	2	1
Impairment, restructuring charges and other related closure costs, net of cash payments	11	193
Changes in assets and liabilities:
Trade receivables	(256)	(180)
Inventories	(77)	(120)
Trade payables	309	79
Other assets and liabilities, net	(41)	(165)

Net cash from operating activities	1,697	1,142

Cash flows from investing activities
Payment for purchase of tangible assets	(1,627)	(815)
Payment for purchase of marketable securities	(1,030)	(1,101)
Investment in intangible and financial assets	(64)	(37)
Payment for acquisitions, net of cash received	(3)	(135)

Net cash used in investing activities	(2,724)	(2,088)

Cash flows from financing activities
Proceeds from issuance of long-term debt	22	1,386
Repayment of long-term debt	(1,263)	(1,311)
Decrease in short-term facilities	(37)	(14)
Capital increase	17	16
Dividends paid	(107)	(71)

Net cash from (used in) financing activities	(1,368)	6

Effect of changes in exchange rates	(2)	6

Net cash decrease	(2,397)	(934)

Cash and cash equivalents at beginning of period	2,998	2,562

Cash and cash equivalents at end of period	601	1,628

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Back to Contents

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders'
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2002 (audited)	1,144	1,864	(348)	4,592	(258)	6,994

Capital increase	2	41				43
Comprehensive income:
Net Income				253		253
Other comprehensive income, net of tax					881	881

Comprehensive income						1,134
Dividends, $0.08 per share				(71)		(71)

Balance as of December 31, 2003 (audited)	1,146	1,905	(348)	4,774	623	8,100

Capital increase	3	14				17
Comprehensive income:
Net Income				414		414
Other comprehensive income (loss), net of tax					(126)	(126)

Comprehensive income						288
Dividends, $0.12 per share				(107)		(107)

Balance as of September 25, 2004 (unaudited)	1,149	1,919	(348)	5,081	497	8,298

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

Back to Contents

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

1.	Description of Business

STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits ("ICs") and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2004, the Company’s first quarter ended on March 27, its second quarter ended on June 26, its third quarter on September 25 and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2003. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

Back to Contents

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.

5.	Recent Accounting Pronouncements

In 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively “FIN 46R”). The Company identifies VIEs as entities where the Company’s financial risk or reward is not consistent with the equity ownership. An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor's relationship with the entity and substantially all of the entity's activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity's expected residual returns, or the equity investors' rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

Back to Contents

The Company has identified the following VIEs under the existing contracts and disclosed the arrangements in the Unaudited Interim Consolidated Financial Statements at September 25, 2004:

•	a joint venture established with Dai Nippon for the development and production of photomasks in which the Company has a 19% stake and an obligation to repurchase certain assets in the event of the venture’s bankruptcy, and,

•	the new company, UPEK, Inc., formed in 2004 as a venture-backed spin-off of the Company’s TouchChip business, in which the Company has a 48% stake.

The Company has determined that it is not the primary beneficiary for all these VIEs and continues to account for the investments under the cost method for the venture with Dai Nippon, and the equity method for the UPEK, Inc. arrangement.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that “freestanding” financial instruments within its scope embody obligations of the issuer and therefore the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted FAS 150 in the second quarter of 2003 and determined that it has had no material effect on its financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF 00-21), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. The Company adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on the Company’s financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (FAS 132 revised). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. The Company has evaluated the required disclosures for its foreign plans and has included the additional information in its Unaudited Interim Financial Statements as at September 25, 2004.

Back to Contents

6.	Business combinations

Proton World International

On April 24, 2003 the Company completed the acquisition of Proton World International N.V. (PWI), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was €37 million (approximately $41 million). The terms of the agreement require the Company to pay additional royalty payments of up to $25 million, based on achieving future sales targets over the next ten years. The obligation to pay such amount is not considered beyond a reasonable doubt and therefore no provision has been recorded as of September 25, 2004. The acquisition was conducted to significantly extend the Company's know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized, resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customers' relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customers' relationship of four years and the trademarks of one year.

Tioga Technologies

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

Incard

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company's know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in a price reduction of approximately $7 million. The purchase agreement also provides certain future price adjustments contingent upon future events that have not yet occurred, and that could represent additional contingent payments. If these contingent payments will materialize, the purchase consideration will be changed accordingly. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies, $4 million for customers' relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers' relationships of four years and the trademarks of three years.

Back to Contents

Synad Technologies

On December 18, 2003, the Company completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003 and $3 million was paid during the first quarter of 2004. The acquisition was conducted to strengthen the Company’s broadband access portfolio and add wireless networking capabilities to its wide range of highly integrated cost-effective application platforms. Purchase price allocation, further adjusted in the first quarter of 2004, resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $17 million for core technologies and $33 million in goodwill as at September 25, 2004. The Company also recorded in the fourth quarter of 2003 an expense of approximately $4 million for in-process research and development as certain of the acquired technologies cannot be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of five years.

For PWI, Incard and Synad, the purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company. For Tioga, the allocation is based on the contractual values, which the Company determined to reflect the fair market value. Such assumptions may be revised, as the Company obtains further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

The 2003 pro forma information below assumes that PWI and Tioga, both acquired in April 2003, Incard, acquired in June 2003, and Synad, acquired in December 2003, had been purchased at the beginning of 2003. The year 2003 has been adjusted to incorporate the results of PWI, Tioga, Incard and Synad beginning on January 1, 2003. Such information is presented by the Company based on its best knowledge of the acquired companies. This is shown for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003.

Pro forma Consolidated Statements of Income	(Unaudited)

	Three months ended		Nine months ended

	Sept. 25, 2004	Sept. 27, 2003	Sept. 25, 2004	Sept. 27, 2003

Net revenues	2,231	1,803	6,432	5,162
Gross profit	845	632	2,376	1,822
Operating expenses	(632)	(700)	(1,903)	(1,646)
Operating income (loss)	213	(68)	473	176
Net income (loss)	189	(54)	414	110
Earnings (loss) per share (basic)	0.21	(0.06)	0.46	0.12
Earnings (loss) per share (diluted)	0.20	(0.06)	0.45	0.12

Back to Contents

As reported Consolidated Statements of Income	(Unaudited)

	Three months ended		Nine months ended

	Sept. 25, 2004	Sept. 27, 2003	Sept. 25, 2004	Sept. 27, 2003

Net revenues	2,231	1,803	6,432	5,124
Gross profit	845	632	2,376	1,806
Operating expenses	(632)	(696)	(1,903)	(1,625)
Operating income (loss)	213	(64)	473	181
Net income (loss)	189	(50)	414	109
Earnings (loss) per share (basic)	0.21	(0.06)	0.46	0.12
Earnings (loss) per share (diluted)	0.20	(0.06)	0.45	0.12

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)

	Three months ended		Nine months ended

In million of U.S dollars	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

Research and development funding	9	16	37	50
Start-up costs	(13)	(17)	(45)	(37)
Exchange gain, net	10	(3)	19	9
Patent claim costs	(7)	(4)	(21)	(9)
Gain on sale of non-current assets	—	—	6	—
Other non-recurring, net	(2)	(2)	(9)	(5)

Total	(3)	(10)	(13)	8

8.	Impairment, Restructuring Charges and Other Related Closure Costs

During the third quarter of 2003, the Company finalized a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness.

Back to Contents

Excluding impairment charges, the provisions for restructuring charges and other related closure costs in 2004 are summarized as follows:

150mm fab operations

				Back-end operations	Other	Total restructuring & other related closure costs

	Restructuring	Other related closure costs	Total

Provision as at December 31, 2003	32	1	33	—	3	36

Charges incurred in Q1 2004	25	6	31	1	1	33
Amounts paid	(1)	(7)	(8)	(1)	(1)	(10)

Provision as at March 27, 2004	56	0	56	0	3	59

Charges incurred in Q2 2004	0	9	9	1	1	11
Amounts paid	(5)	(8)	(13)	(1)	(1)	(15)

Provision as at June 26, 2004	51	1	52	0	3	55

Charges incurred in Q3 2004	1	8	9	1	—	10
Amounts paid	(9)	(9)	(18)	(1)	(2)	(21)

Provision as at September 25, 2004	43	0	43	0	1	44

150mm fab operations

The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fabs. The plan includes the discontinuation of the production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

During the first nine months of 2004, the Company recorded total restructuring charges of $49 million for its 150mm fab operations, of which $31 million in the first quarter, $9 million in the second quarter and $9 million in the third quarter. Total 2004 restructuring charges primarily related to $26 million in estimated one-time involuntary termination benefits and $23 million of other charges associated with the closure and transfers of production. Total 2004 restructuring charges were related to the discontinuation of the production of Rennes, for an amount of $42 million and to the production transfer from Carrollton (USA) for $3 million, from Rousset (France) for $3 million and from Agrate (Italy) for $1 million.

Back to Contents

In the third quarter of 2004, restructuring charges were $9 million of which $6 million related to the discontinuation of production in Rennes (France), $1 million of decontamination costs in Carrollton (USA), $1 million mainly related to transfer costs in Rousset (France) and $1 million of other related closure costs in Agrate (Italy).

Back-end operations

During the first nine months of 2004, transfer costs amounting to $3 million were paid for back-end sites in Morocco, of which $1 million was incurred in the third quarter of 2004. No other major restructuring charges or other related closures costs were incurred in the third quarter of 2004 relating to back-end operations.

Other restructuring charges

During the first nine months of 2004, amounts totaling $2 million were incurred by the Company for a voluntary termination benefit program.

Impairment charges

During the first nine months of 2004, impairment charges amounted to $4 million.

In the third quarter of 2004, the Company recorded an impairment charge of $3 million related to some of its financial investments.

In 2004, total cash outlays for the restructuring plan amounted to $46 million, of which $21 million paid in the third quarter.

The total plan of impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax), of which $262 million has been incurred as of September 25, 2004 ($205 million in 2003, $33 million in the first quarter of 2004, $12 million in the second quarter of 2004 and $12 million in the third quarter of 2004). The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next several quarters. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete all these actions, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

Back to Contents

9.	Interest expense, net

Interest expense, net consisted of the following:

	(Unaudited)

	Three months ended		Nine months ended

	September 25,	September 27,	September 25,	September 27,
In million of U.S dollars	2004	2003	2004	2003

Income	11	8	31	27
Expense	(11)	(20)	(39)	(72)

Total	—	(12)	(8)	(45)

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding convertible bonds.

10.	Loss on extinguishment of convertible debt

During the first nine months of 2004, the Company completed the repurchase of its 3.75% Zero Coupon Senior Convertible Bonds due 2010.

In May 2004, the Company repurchased on the market approximately $307 million aggregate principal amount at maturity of its outstanding Bonds due 2010. The total cash amount paid was approximately $244 million. The repurchased convertible bonds were equivalent to 2,859,851 shares and have been cancelled. In relation to this repurchase, the Company recorded in the second quarter of 2004 a non-operating pre-tax charge of $4 million, of which $3 million related to the price paid in excess of the repurchased convertible bonds accreted value and $1 million related to the write-off of the related bond issuance costs.

In July 2004, the Company redeemed all the remaining $131 million of outstanding Bonds due 2010. For this purchase, the Company did not incur any charge since the price paid corresponded to the accreted value.

In the third quarter of 2003, the Company repurchased on the market an additional $940 million aggregate principal amount at maturity of its Bonds due 2010. The cash amount paid was approximately $737 million. The repurchased 2010 Bonds represented an equivalent of 8,762,748 shares. The Company registered in the third quarter of 2003 a non-operating pre-tax charge of $22 million, of which $18 million related to the price paid in excess of the repurchased convertible bonds accreted value and $4 million related to the write-off of bond issuance costs.

During the first nine months of 2003, the Company repurchased on the market approximately $1,583 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. The total cash amount paid was approximately $1,233 million. The repurchased convertible bonds were equivalent to 14,753,364 shares. The Company recorded in the first nine months of 2003 a non-operating pre-tax charge of $37 million, of which $29 million related to the price paid in excess of the repurchased convertible bonds accreted value and $8 million related to the write-off of the related bond issuance costs.

Back to Contents

11.	Marketable Securities

Marketable securities totaled $1,030 million as at September 25, 2004. In the first quarter of 2004 the Company invested $1,030 million of existing cash in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. These credit-linked deposits are reinvested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “BBB+” and include a derivative instrument related to the underlying credit default swap of the credit-linked deposits. The Company has determined that this derivative element does not have a material impact on the interim financial statements as of September 25, 2004. Interest on these instruments is paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread.Interest is payable through the final maturity of these instruments scheduled to occur before the 2004 year-end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, in which case repayment of principal would be reduced based on the decline in value of the defaulted debt.

12.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company manufacturing performance. In the case of underutilization of its manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on the previous quarter sales, orders backlog and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)

In million of U.S. dollars	As at September 25, 2004	As at December 31, 2003

Raw materials	63	50
Work-in-process	837	768
Finished products	296	311

Total	1,196	1,129

Back to Contents

13.	Investments and other non-current assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)

In million of U.S. dollars	As at September 25, 2004	As at December 31, 2003

Investments	40	38
Long-term deposits	59	44
Debt issuance costs, net	9	17

Total	108	99

SuperH, Inc.

In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors, where the Company continues to hold a 44% interest. The Company is accounting for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. At September 25, 2004, the accumulated losses of the joint venture exceeded the Company’s total investment, and the investment was shown at a zero carrying value.

In the third quarter of 2004, the shareholders agreed to restructure their presence in SuperH business by transferring the intellectual properties to both shareholders and continuing the further developments by each company’s resources, after a transitional period. Based upon current estimate of forecasted cash requirements of the joint venture, the Company is required to make a funding of $2 million, which was accrued for at September 25, 2004.

UPEK, Inc.

During the first quarter of 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture-backed spin-off of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. The shareholder agreement requires Sofinnova Capital IV FCPR to additionally contribute $9 million within approximately 12 months from the first quarter of 2004, which will reduce the Company’s ownership to 33%.

The Company is accounting for its share in UPEK, Inc. under the equity method based on the actual results of the entity. The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.

Back to Contents

14.	Long-term Debt

Long-term debt consisted of the following:

	(Unaudited)	(Audited)

In million of U.S. dollars	As at September 25, 2004	As at December 31, 2003

STMicroelectronics SA (France)

2.43% (weighted average) bank loans due 2006	101	146
0.00% (weighted average) other bank loans	1	1
4.79% (weighted average) capital leases	32	37

STMicroelectronics S.r.l. (Italy)

7.35% bank loan due 2005	1	2
5.35% bank loan due 2006	14	18
1.06% (weighted average) bank loans due 2009	68	72
3.43% (weighted average) other bank loans	14	14

STMicroelectronics N.V. (The Netherlands)

2.44% Liquid Yield Option Notes (LYONs) due 2009	8	799
3.75% Convertible bonds due 2010	—	366
-0.50% Convertible bonds due 2013	1,379	1,379

STMicroelectronics PTE (Singapore)

2.52% (weighted average) bank loans due 2007	148	147
3.50% (weighted average) other bank loans	—	1

STMicroelectronics (others)
3.38% (weighted average) other bank loans	55	68

Total long-term debt	1,821	3,050
Less current portion	111	106

Total long-term debt, less current portion	1,710	2,944

The Company redeemed all of its outstanding Zero Coupon Senior Convertible Bonds due 2010 on July 9, 2004 for a total cash amount of $131 million.

On September 22, 2004, according to the one-time optional redemption right of holders, the Company redeemed approximately $910 million nominal value of its outstanding Liquid Yield OptionTM Notes due 2009 (the “2009 Notes”), or 99% of the total issuance, for approximately $806 million in cash. The Company intends to redeem the remaining outstanding 2009 Notes amounting to $8 million for cash at their accreted value in the last quarter of 2004. This amount was classified as “current portion of long-term debt” at September 25, 2004. Additionally, the Company may be required to purchase, at the option of the holder, any outstanding 2013 bond for cash on August 5, 2006.

Back to Contents

15.	Computation of Earnings per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

(In millions of U.S. dollars, except per share amounts):

	(Unaudited)

	Three Months Ended		Nine Months Ended

	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003

Basic EPS:

Net income	189	(50)	414	109
Weighted average shares outstanding	891,446,812	888,346,944	891,015,308	887,876,818
EPS (basic)	0.21	(0.06)	0.46	0.12

Diluted EPS:
Net income	189	(50)	414	109
Interest expense on convertible debt, net of tax	1	—	3	—
Net income, adjusted	190	(50)	417	109

Weighted average shares outstanding	891,446,812	888,346,944	891,015,308	887,876,818
Dilutive effect of stock options	1,604,142	—	3,971,242	5,121,821
Dilutive effect of convertible debt	41,880,160	—	41,880,160	41,880,160
Number of shares used in calculating EPS	934,931,114	888,346,944	936,866,710	934,878,799

EPS (diluted)	0.20	(0.06)	0.45	0.12

As of September 25, 2004, common shares issued were 904,885,116 shares of which 13,400,000 shares were owned by the Company as treasury stock.

As of September 25, 2004, there were outstanding stock options exercisable into the equivalent of 66,220,748 common shares and the equivalent of 42,095,001 common shares for convertible debt.

Back to Contents

16.	Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

The components of the net periodic benefit cost include the following:

	(Unaudited)

	Three Months ended		Nine Months ended

In millions of U.S dollars	Sept. 25, 2004	Sept. 27, 2003	Sept. 25, 2004	Sept. 27, 2003

Service cost	3	3	10	8
Interest cost	3	2	9	7
Expected return on plan assets	(3)	(2)	(7)	(5)
Amortization of net (gain) and loss	1	1	3	2
Amortization of prior service cost	2	—	2	—

Net periodic benefit cost	6	4	17	12

Employer contributions expected to be paid in 2004 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2003.

17.	Fair value of stock-based compensation

At March 27, 2004, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14 of the consolidated financial statements located at Item 18 of the Form 20-F. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (EPS) is required by Statement of Financial Accounting Standards Board No. 123 Accounting for Stock-Based Compensation (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS 123, which results in a charge for total stock-based employee expense, net of related tax effects.

The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

Back to Contents

The fair value was estimated using the following weighted-average assumptions:

	Three months ended September 25, 2004	Three months ended September 27, 2003	Nine months ended September 25, 2004	Nine months ended September 27, 2003

Expected life (years)	6	—	6	5
Volatility	56.1%	—	56.4%	60%
Risk-free interest rate	3.32%	—	3.57%	2.71%
Dividend yield	0.6%	—	0.5%	0.4%

The weighted average fair value of options granted during the third quarter of 2004 was $9.07. No option was granted in the third quarter of 2003.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation, which consists of applying the amortization of the fair-value of stock-based compensation over the vesting period.

	(Unaudited)

	Three months ended Sept. 25, 2004	Three months ended Sept. 27, 2003	Nine months ended Sept. 25, 2004	Nine months ended Sept. 27, 2003

Net income , as reported	189	(50)	414	109
Deduct:	(40)	(52)	(127)	(152)
Total stock-based employee compensation expense determined under FAS 123, net of related tax effects

Net income, pro forma	149	(102)	287	(43)

Earnings per share:
Basic, as reported	0.21	(0.06)	0.46	0.12
Basic, pro forma	0.17	(0.11)	0.32	(0.05)

Diluted, as reported	0.20	(0.06)	0.45	0.12
Diluted, pro forma	0.16	(0.11)	0.31	(0.05)

18.	Dividends

At the Annual General Meeting of Shareholders on April 23, 2004, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of $107 million was paid in the second quarter of 2004.

At the Annual General Meeting of Shareholders on March 12, 2003, shareholders approved the distribution of $0.08 per share in cash dividends. The dividend amount of $71 million was paid in the second quarter of 2003.

Back to Contents

19.	Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly revaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. The Company will record a provision when it estimates that the claim could successfully be asserted. Changes in evaluations which result in adverse determinations with respect to the interests of the Company could have a material negative effect on the Company’s results of operations or its financial position for the period in which they occur.

20.	Claims and Legal proceedings

The Company has from time to time received and may in future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy rights, trade marks or trade secrets. For a description of material intellectual property claims and litigation see “Item 8—Legal Proceedings”, included in our annual report on Form 20-F for the year ended December 31, 2003. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on the Company’s results of operations and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with various investigations, claims from customers or other party and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact the operations or financial condition at the time it were to materialize.

The Company is in discussion with several parties with respect to claims and litigations against the Company relating to possible infringements of patents and similar intellectual property rights of others. For the sum of such claims, the Company recorded in 2003 an accrual of $10 million, and an accrual of $2 million in the second quarter 2004, which represents its best estimate of probable losses based on the information currently available to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004	By:	/s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosure: STMicroelectronics N.V.’s Third quarter of 2004:

•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes for the three months and nine months ended September 25, 2004; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.